UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 16)*

THE DIXIE GROUP, INC.
(Name of Issuer)

Common Stock, Par Value $3.00 Per Share
(Title of Class of Securities)

255579-10-4
(CUSIP Number)

John F. Henry, Jr.
Miller & Martin LLP
1000 Volunteer Building, 832 Georgia Avenue
Chattanooga, TN 37402
423-756-6600

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 11, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**See Explanatory Note that precedes Item 1.

SCHEDULE 13D

CUSIP NO. 255579-10-4		Page 2 of 11 Pages
1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel K. Frierson
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) [X] (B) [ ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (See Instructions) [PF, 00]
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 950,744(1)
	8.	SHARED VOTING POWER 57,690(1)
	9.	SOLE DISPOSITIVE POWER 624,793(1)
	10.	SHARED DISPOSITIVE POWER 383,641(1)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,008,434
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14.		TYPE OF REPORTING PERSON IN

(1)	See Item 5 below, and see also, Exhibit A and Exhibit 99.1

SCHEDULE 13D

CUSIP NO. 255579-10-4		Page 3 of 11 Pages
1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel K. Frierson, Jr.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) [X] (B) [ ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (See Instructions) [PF, 00]
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 31,102(1)
	8.	SHARED VOTING POWER 168,700(1)
	9.	SOLE DISPOSITIVE POWER 31,102(1)
	10.	SHARED DISPOSITIVE POWER 168,700(1)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 199,802
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14.		TYPE OF REPORTING PERSON IN

(1)
See Item 5, below and see Exhibit A and Exhibit 99.1. Includes 168,700 shares of Class B Common Stock (85,140 vested and 83,560 unvested) held subject to the Shareholders Agreement (Exhibit 99.1), and 31,102 shares of Common Stock held outright (6,801 unvested, 2,301 401(k) and 22,000 exercisable options) that are not subject to the Shareholders Agreement.

SCHEDULE 13D

CUSIP NO. 255579-10-4		Page 4 of 11 Pages
1.
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Joan H. Frierson, Individually and in her capacity as trustee for Kruesi F. Barker; Crocker F. Barker; Alice Kennedy Brown;Frierson L. Brown; Bennett P. Brown; Madeleine C. Frierson; and Parker E. Frierson

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) [X] (B) [ ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (See Instructions) [PF, 00]
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 18,953(1)
	8.	SHARED VOTING POWER 133,479(1)
	9.	SOLE DISPOSITIVE POWER 18,953(1)
	10.	SHARED DISPOSITIVE POWER 133,479(1)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,432
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14.		TYPE OF REPORTING PERSON IN/00

(1)
See Item 5 below, and see also, Exhibit A and Exhibit 99.1. Includes 57,553 shares (18,953 Common and 38,600 Class B Common held as trustee for certain grandchildren) and 94,879 shares of Class B Common Stock held outright. No shares of Common are subject to the Shareholders Agreement.

SCHEDULE 13D

CUSIP NO. 255579-10-4		Page 5 of 11 Pages
1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Emily F. Brown
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) [X] (B) [ ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (See Instructions) [PF, 00]
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,635(1)
	8.	SHARED VOTING POWER 23,772(1)
	9.	SOLE DISPOSITIVE POWER 7,635(1)
	10.	SHARED DISPOSITIVE POWER 23,772(1)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,407
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .2%
14.		TYPE OF REPORTING PERSON IN

(1)
See Item 5, below, and see Exhibit A and Exhibit 99.1. Includes 31,407 shares (7,635 shares of Common Stock and 23,772 shares of Class B Common Stock) held outright. No shares of Common Stock are subject to the Shareholder’s Agreement.

EXPLANATORY NOTE:

This Amendment No. 16 to the Schedule 13D/A filed by Daniel K. Frierson with respect to holdings and transactions in the Common Stock, par value $3.00 per share (the “Common Stock”) and the Class B Common Stock par value $3.00 per share (the “Class B Common Stock”), of The Dixie Group, Inc., a Tennessee corporation (the “Issuer”), amends and supplements Amendment No. 15 to such Schedule 13D/A, filed by Daniel K. Frierson with the Securities and Exchange Commission on November 6, 2015, and is being filed to reflect the amendment of the Shareholders’ Agreement and to add an agreement with respect to joint filing of the Schedule 13D with respect to all current parties to the Shareholders’ Agreement dated effective November 6, 2015, as amended effective July 11, 2016, and to update the reported beneficial ownership of Mr. Frierson and the reporting persons as of the date hereof.

Item 1.        Security and Issuer.

No Change.

Item 2.        Identity and Background.

No Change.

Item 3.        Source and Amount of Funds or Other Consideration.

Not applicable for purposes of this Amendment No. 16.

Item 4.        Purpose of Transaction.

On July 11, 2016 the reporting persons amended and restated the Shareholder’s Agreement set forth as Exhibit 99.1 to this report (the Agreement) to delete Rowena F. Barker as a party thereto. The reporting persons may be deemed to be a group for purposes of Section 13(d) of the Act and for purposes of reporting holdings of the Common Stock of The Dixie Group, Inc. pursuant to Section 13(d). The Agreement described in Exhibit A and set forth as Exhibit 99.1 was entered into for the purpose of granting to Daniel K. Frierson the right to vote shares of Class B Common Stock held subject to the Agreement for the term thereof or until such shares of Class B Common Stock are converted to shares of Common Stock (and are no longer subject to the Agreement). As of the date hereof, the reporting persons have no plans or proposals which relate to or would result in any of the matters enumerated in the instructions to Item 4 of the Schedule 13D, or any action similar thereto.

Item 5.        Interest in Securities of the Issuer.

The information set forth under Item 5(a) is hereby amended and restated in its entirety as follows:

As of the date hereof, Mr. Frierson may be deemed to be the beneficial owner (pursuant to Rule 13d-3) of an aggregate of 1,008,434 shares of Common Stock1 constituting approximately 6.2% of the 16,200,845 shares of Common Stock deemed to be as of April 29, 2016. 2

The information set forth under Item 5(b) is hereby amended and restated in its entirety as follows:

Mr. Frierson may be deemed to have the sole power to vote 950,744 of the shares of Common Stock for which beneficial ownership is reported. 4

Mr. Frierson may be deemed to have the sole power to dispose of 624,793 shares of Common Stock.5

**********
(1) Represents all shares of Common Stock and Class B Common Stock (convertible into shares of Common Stock on a share for share basis) held by the reporting persons and includes: (i) 21,404 shares of restricted stock which have not vested, issued as shares of Common Stock, and as to which Mr. Frierson has sole voting and may be deemed to have sole investment power; (ii) options, held by Mr. Frierson, which are exercisable within 60 days of the date hereof, to purchase 50,000 shares of Common Stock, as to which Mr. Frierson may be deemed to have sole voting and sole investment power; (iii) 3,567 shares of Common Stock held by Mr. Frierson in an Individual Retirement Account, as to which he may be deemed to have sole voting and sole investment power; (iv) 796 shares of Common Stock held by Mr. Frierson in a 401K plan, as to which he may be deemed to have sole voting and investment power; (v) 3,263 shares of Common Stock owned outright; (vi) an aggregate of 57,690 shares of Common Stock owned by certain children of Daniel K. Frierson, and his grandchildren as to which he may be deemed to share voting and investment power; and (vii) the deemed conversion of 871,714 shares of Class B Common Stock, held as described in Footnote 3 below. All such shares of Class B Common Stock are held subject to a shareholder’s agreement by and among Mr. Frierson, his wife (individually, and as trustee), his son, Daniel Kennedy Frierson, Jr. and a daughter, Emily F. Brown, pursuant to which Mr. Frierson has been granted a proxy to vote such shares until November 6, 2022, so long as they remain shares of Class B Common Stock. Such agreement is described below and attached hereto as Exhibit 99.1. For purposes of this report, Mr. Frierson may be deemed to have sole voting and shared investment power with respect to all shares of Common Stock that would result from the conversion of the Class B Common Stock. Mr. Frierson expressly disclaims beneficial ownership of the shares of Common Stock that would result from the conversion of the shares of Class B Common Stock. For purposes of this report, Mr. Frierson may be deemed to have sole voting power and sole investment power with respect to all shares of Common Stock that would result from the Conversion of the Class B Common Stock that he holds outright and as unvested restricted stock, as well as shares of Class B Common Stock held by him as trustee of the Rowena K. Frierson Charitable Remainder Unitrust.

(2) 943,714 shares of Common Stock are added to the 15,257,131 shares of Common Stock reported as outstanding as of April 29, 2016, to reflect (i) the deemed conversion of the 871,714 shares of Class B Common Stock, which are held as described in Footnote 3 below, and (ii) the deemed exercise of options, which are exercisable within 60 days of the date hereof, to purchase 72,000 shares of Common Stock.

(3) Of the 871,714 shares of Class B Common Stock that may be deemed to be converted to Common Stock, 117,910 of such shares represent restricted stock awards to Mr. Frierson which have been issued as shares of Class B Common Stock, but have not vested. Such shares of Class B Common Stock are convertible, on a share-for-share basis, to shares of Common Stock upon vesting of the underlying award. The remaining 753,804 shares of Class B Common Stock are convertible on a share-for-share basis into shares of Common Stock and are held as follows: (i) 405,306 shares of Class B Common Stock are held directly by Mr. Frierson; (ii) an aggregate of 231,072 shares of Class B Common Stock are held by certain of his children, (including Daniel Kennedy Frierson, Jr., his son, and a daughter, Emily F. Brown) and his grandchildren; (iii) 94,879 shares of Class B Common Stock are held by his wife; (iv) 5,486 shares of Class B Common Stock held by him as trustee; and (v) 17,061 shares of Class B Common Stock held in an IRA. For purposes of this report, unvested restricted stock awards issued as shares of Class B Common Stock may be deemed to be immediately convertible on a share-for-share basis into shares of Common Stock.

(4) Consists of (i) 871,714 shares of Class B Common Stock that may be deemed to be converted to Common Stock; and (ii) 79,030 shares of Common Stock held as described in Note 1.

(5) Consists of (i) 21,404 shares of restricted stock awards to Mr. Frierson which have not vested, issued as shares of Common Stock; (ii) options, which are exercisable within 60 days of the date hereof to purchase 50,000 shares of Common Stock; (iii) 3,567 shares of Common Stock held by Mr. Frierson in an Individual Retirement account; (iv) 796 shares of Common Stock held in a 401K plan; (v) 3,263 shares of Common Stock held outright; (vi) 405,306 shares of Class B Common Stock held directly by Mr. Frierson and convertible on a share-for-share basis into Common Stock; (vii) 5,486 shares of Class B Common Stock held by him as trustee and convertible into Common Stock on a share-for-share basis; (viii) 17,061 shares of Class B Common Stock held in an IRA; and (ix) 117,910 shares of restricted stock which have not vested.

************

Mr. Frierson may be deemed to share the power to vote with respect to 57,690 shares of Common Stock, held by his son, Daniel Kennedy Frierson, Jr., and a daughter, Emily F. Brown, and certain of his grandchildren.

Mr. Frierson may be deemed to share the power of disposition with respect to 383,641 shares of Common Stock for which beneficial ownership is reported, including (i) 57,690 shares of Common Stock held by certain of his children, and grandchildren; and (ii) the deemed conversion of 231,072 shares of Class B Common Stock, held by certain of his children, and grandchildren, which are convertible on a share-for-share basis into shares of Common Stock, as noted herein, and 94,879 shares of Class B Common Stock, held by his wife.

The 57,690 shares of Common Stock as to which Mr. Frierson may be deemed to share voting and investment power are held by certain of his children (Daniel Kennedy Frierson, Jr. and Emily F. Brown) and grandchildren. Their address for purposes of this filing is 475 Reed Road, P.O. Box 2007, Dalton, GA 30722-2007.

The 383,641 shares of Common Stock as to which Mr. Frierson may be deemed to share investment power consist of an aggregate of 231,072 shares of Class B Common Stock owned by certain of Mr. Frierson’s children (Daniel Kennedy Frierson, Jr. and Emily F. Brown) and his grandchildren, 94,879 shares of Class B Common Stock owned by his wife; whose address for purposes of this filing is 475 Reed Road, P.O. Box 2007, Dalton, GA 30722-2007; and 57,690 shares of Common Stock held by certain of Mr. Frierson’s children and his grandchildren, as to which Mr. Frierson disclaims beneficial ownership.

None of the aforementioned individuals have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. All of the aforementioned individuals are citizens of the United States of America.

Item 6.	Material to Be Filed as Exhibits.

99.1 Shareholders’ Agreement, dated November 6, 2015, as amended, July 11, 2016.

Exhibit A - description of Shareholders Agreement

Exhibit B - Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 11, 2016

/s/ DANIEL K. FRIERSON
Daniel K. Frierson

Exhibit A
The reporting persons are parties to a Shareholders Agreement dated as of November 6, 2015 (the “Agreement”) (and amended July 11, 2016), with respect to all shares of Class B Common Stock held by them (Exhibit 99.1 to the Schedule 13D). All such shares of Class B Common Stock are convertible on a share for share basis into shares of the Common Stock of The Dixie Group, Inc. Upon conversion, however, such shares are no longer subject to the Agreement. Shares of Common Stock otherwise held by the parties are not subject to the Agreement.
Nevertheless, the reporting persons may be deemed to be members of a “group” for purposes of Section 13(d) of the Act and for purpose of reporting beneficial ownership of the Common Stock of The Dixie Group, Inc. pursuant to said Section 13(d).
The Agreement grants to Daniel K. Frierson (or his named successor) a proxy to vote the shares of Class B Common Stock held by such parties until November 6, 2022, or until such parties convert their shares of Class B Common Stock to Common Stock of the issuer.
The Agreement is attached to this report as Exhibit 99.1, and this description of the Agreement is qualified in its entirety by the terms thereof.
Neither the filing of this Schedule 13D nor the contents thereof shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any such shares for purposes of Section 13(d) of the Act, and such beneficial ownership is expressly disclaimed.

Exhibit B
Joint Filing Agreement Pursuant to Rule 13d-1(k)
The undersigned hereby agree that reports on Schedule 13D and amendments thereto may be filed in a single statement on behalf of each of such persons, and further each of such persons designates Daniel K. Frierson as their agent and Attorney in Fact for the purposes of executing any and all Schedule 13D filings required to be made by them with the Securities and Exchange Commission.
SHAREHOLDERS
/s/ Daniel K. Frierson
Daniel K. Frierson
/s/ D. Kennedy Frierson, Jr.
D. Kennedy Frierson, Jr.
/s/ Emily F. Brown
Emily F. Brown
/s/ Joan H. Frierson
Joan H. Frierson, individually, and
In her capacity as Trustee for Kruesi F. Barker;
Crocker F. Barker; Alice Kennedy Brown;
Frierson L. Brown; Bennett P. Brown;
Madeleine C. Frierson; and Parker E. Frierson